Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-12130 on Form F-3, Registration Statement No. 333-283289 on Form F-3D, Registration Statements Nos. 333-279247, 333-279247-01, 333-284730 and 333-284730-01 on Form F-10, and Registration Statements Nos. 333-293345, 333-12780 and 333-12802 on Form S-8, and to the use of our report dated March 6, 2025, relating to the financial statements of BCE Inc. appearing in this Annual Report of BCE Inc. on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2026